UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Elevation Oncology, Inc.
(Name of Subject Company)
Elevation Oncology, Inc.
(Name of Persons Filing Statement)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)

28623U101
(CUSIP Number of Class of Securities)
Tammy Furlong
Chief Financial Officer
Elevation Oncology, Inc.
101 Federal Street, Suite 1900
Boston, MA
(716) 371-1125
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Robert A. Freedman, Esq.
David K. Michaels, Esq.
Ryan G. Mitteness, Esq.
Fenwick and West LLP
401 Union Street, Floor 5
Seattle, WA
(206) 389-4510
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION
Name and Address
The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Elevation Oncology, Inc., a Delaware corporation (“Elevation” or the “Company”). The address of the Company’s principal executive office is 101 Federal Street, Suite 1900, Boston, Massachusetts 02110. The telephone number of the Company is (716) 371-1135.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Elevation’s common stock, par value $0.0001 per share (“Elevation Common Stock,” and shares of Elevation Common Stock, “Shares”). As of June 5, 2025, there were: (i) 59,252,879 Shares issued and outstanding; (ii) 98,090 Shares held by Elevation in its treasury; (iii) 6,680,574 Shares subject to outstanding options (the “Elevation Options”) to purchase Shares granted under Elevation’s 2019 Equity Incentive Plan (the “2019 EIP”) or Elevation’s 2021 Equity Incentive Plan (the “2021 EIP” and, together with the 2019 EIP, the “Elevation Equity Plans”) with a weighted-average exercise price of $2.49 per share, 210,000 of which were In-the-Money Options (as defined below) with a weighted-average exercise price of $0.31 per share, all of which were held by Elevation’s directors; (iv) 173,367 Shares underlying restricted stock units (each, an “Elevation RSU”) issued pursuant to the Elevation Equity Plans; (v) 12,194,026 Shares reserved for issuance pursuant to the Elevation Equity Plans, 3,242,548 of which were available for future issuance; (vi) 1,708,942 Shares reserved for issuance pursuant to Elevation’s 2021 Employee Stock Purchase Plan (the “Elevation ESPP”), all of which were available for future issuance; (vii) 22,444,974 Shares subject to those certain warrants to purchase Shares (the “Black-Scholes Warrants”) sold pursuant to the Common Stock Purchase Warrant Agreements, dated as of June 13, 2023, among Elevation and the purchasers identified therein (the “Black-Scholes Warrant Agreements”) and those certain warrants to purchase Shares issued on July 27, 2022 and March 1, 2024 to K2 HealthVentures Equity Trust LLC (the “K2 Warrants” and, together with the Black-Scholes Warrants, the “Elevation Warrants”), 22,050,000 and 394,974 of which are Black-Scholes Warrants and K2 Warrants, respectively, with a weighted-average exercise price of $2.25 and $1.52, respectively; and (viii) no shares of preferred stock, par value $0.0001 per share (the “Elevation Preferred Stock”) issued or outstanding.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, address for stockholder communications and business telephone number of Elevation, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. Information relating to the Offer (as defined below) is available online under the “SEC Filings” subsection of Elevation’s website at https://investors.elevationoncology.com/. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
Tender Offer
This Schedule 14D-9 relates to a tender offer by Concentra Merger Sub VI, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares, for (i) $0.36 per Share in cash (the “Cash Amount”) plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated June 23, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 23, 2025. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 8, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Elevation, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Elevation (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the CVR Agreement (as defined below), Limited Guaranty (as defined below) and Support Agreements (as defined below), collectively, the “Transactions”), with Elevation continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Elevation in accordance with Section 251(h) of the DGCL. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of Elevation in accordance with Section 251(h) of the DGCL.
At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of the Shares, the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Elevation immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time and (iii) Shares that were owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and is owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price without interest (the “Merger Consideration”), in each case, less any applicable tax withholding.
Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, each Elevation Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each Elevation Option that is then outstanding with a per share exercise price that is less than the Cash Amount (an “In-the-Money Option”) will be canceled in exchange for the right to receive: (A) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the per share exercise price of the Elevation Common Stock underlying such Elevation Option by (y) the number of Shares underlying such Elevation Option (the “Elevation In-the-Money Option Cash Consideration”); and (B) one CVR for each Share underlying such Elevation Option. Each Elevation Option that has a per share exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”) will be canceled for no consideration.
Pursuant to the terms of the Merger Agreement, as of immediately prior to the time at which Merger Sub first irrevocably accepts for purchase the shares of the Elevation Common Stock tendered in the Offer (the “Offer Closing Time”), each Elevation RSU that is outstanding immediately prior to the Effective Time will vest in full and automatically be canceled and the holder will be entitled to receive: (A) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount (the “Elevation Restricted Stock Unit Cash Consideration”); and (B) one CVR. Prior to the Effective Time, Elevation will provide that, on and following the Effective Time, no holder of an Elevation Option or Elevation RSU will have rights to acquire, or any other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their subsidiaries and each Elevation Equity Plan is terminated as of the Effective Time. In addition, as of prior to the Effective Time, Elevation will take all actions necessary required to (i) terminate the Elevation ESPP, as of immediately prior to the date of the Merger Closing (the “Merger Closing Date”) and (ii) provide that no new offering period will commence after the signing of the Merger Agreement.
Pursuant to the terms of the Elevation Warrants, at the Effective Time, each warrant to purchase or otherwise acquire Shares that is, at the time of determination, outstanding and unexercised as of immediately prior to the Effective Time will cease to represent a right to acquire Shares. Prior to the Effective Time, Elevation shall satisfy all of its notification requirements under the terms of each outstanding and unexercised Elevation Warrant, and holders of Elevation Warrants will be entitled to receive, upon the exercise thereof, the Merger Consideration in respect of each Share for which such Elevation Warrant is exercisable, and, at or prior to the Effective Time, the Company will repurchase the Black-Scholes Warrants and cause such Black-Scholes Warrants to be cancelled.
A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to: (i) that the number of Shares validly tendered and not properly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares owned by Purchaser and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Parent) equals at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer; (ii) the Closing Net Cash (as defined in the Merger Agreement) is at least $26,449,000 as of the then-scheduled expiration of the Offer; (iii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement or CVR Agreement; (iv) compliance in all material respects by Elevation with its obligations under the Merger Agreement; (v) the accuracy of representations and warranties made by Elevation in the Merger Agreement, subject to certain materiality thresholds; (vi) no termination of the Merger Agreement; and (vii) other customary conditions set forth in Exhibit A to the Merger Agreement and further summarized in Section 9 of the Offer to Purchase (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to any financing condition.
The Offer will initially expire at the time that is one minute following 11:59 p.m., Eastern Time, on July 22, 2025, unless otherwise agreed to in writing by Parent and Elevation. The expiration time may also be extended under the following circumstances: (i) Purchaser may elect to (and if so requested by Elevation, Purchaser will, and Parent will cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by Elevation (or if not so requested by Elevation, as determined by Parent), but not more than 10 business days each, if (A) as of the then-scheduled expiration time, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived or (B) if, as of the then-scheduled expiration time, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Merger Agreement, or (ii) to comply with any period required by the SEC or The Nasdaq Capital Market applicable to the Offer. In no event will Parent or Purchaser be required or permitted to extend the Offer beyond September 6, 2025, which is the outside date of the Merger Agreement, without the prior written consent of Elevation.
Parent has formed Purchaser for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 4747 Executive Drive, Suite 210, San Diego, California 92121. The telephone number of each of Parent and Purchaser is (858) 281-5372.
Elevation has made information relating to the Offer available online under the “SEC Filings” subsection of Elevation’s website at https://investors.elevationoncology.com/ and Elevation has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.
ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Elevation, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Elevation or its affiliates, on the one hand, and (i) Elevation’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Board of Directors of Elevation (the “Elevation Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements with Parent, Purchaser and Their Affiliates
Merger Agreement
On June 8, 2025, Elevation, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Elevation, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Elevation’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Elevation to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Elevation. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Elevation, Parent or Purchaser in Elevation’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by Elevation to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Elevation, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Elevation, Parent or Purchaser. Elevation’s stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance,” and (ii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, Elevation Options, and Elevation RSUs to receive the Merger Consideration, the Elevation In-the-Money Option Cash Consideration and the Elevation Restricted Stock Unit Cash Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Elevation, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Elevation’s or Parent’s public disclosure.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Form of Contingent Value Rights Agreement
At or prior to the Effective Time, Parent and Purchaser expect to enter into the CVR Agreement, with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs (“CVR Holders”). Each CVR represents the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as follows:
(i)
80% of the Net Proceeds (as defined in the CVR Agreement), if any, from the sale, transfer, license or other disposition (each, a “Disposition”) by Parent or any of its affiliates, including the Company after the Merger, of all or any part of the Company’s product candidate known as EO-1022, a HER3 antibody-drug conjugate (ADC) (the “CVR Product”), that occurs within the period beginning on the Merger Closing Date and ending on the first (1st) anniversary following the Merger Closing Date (the “Disposition Period”) and such Gross Proceeds (as defined in the Merger Agreement) are received by the fifth (5th) anniversary of the Merger Closing Date, and

(ii)
100% of the amount by which the Closing Net Cash, as finally determined pursuant to the Merger Agreement, exceeds $26,449,000 (the “Additional Closing Net Cash Proceeds”), subject to adjustments for claims that arise prior to 30 days following the Merger Closing Date that are not accounted for in such Closing Net Cash (the “Additional Closing Net Cash Period”).

In the event that no CVR Proceeds are achieved by the fifth (5th) anniversary of the Merger Closing Date, holders of the CVRs will not receive any payment pursuant to the CVR Agreement.

Parent will, and will cause its subsidiaries, including the Company after the Merger, to use Commercially Reasonable Efforts (as defined in the CVR Agreement) to, among other things, during the Disposition Period (as defined in the CVR Agreement), (i) enter into one or more agreements for a Disposition (as defined in the CVR Agreement) as soon as practicable following the Effective Time; (ii) continue to seek partnerships or investments for the CVR Product and (iii) continue the CMC Activities (as defined in the Merger Agreement).
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent or Purchaser, any constituent corporation party to the Merger or any of their respective affiliates. No interest will accrue or become payable in respect of any of the amounts that may become payable on the CVRs.
During the period beginning on the Merger Closing Date and ending on the first anniversary following the Merger Closing Date, Parent will not terminate or negatively impact the required maintenance, including by failing to preserve and maintain, the CVR Product. Parent will also comply with maintenance obligations relating to the certain intellectual property required by any license or related term set forth in any Disposition Agreement (as defined in the CVR Agreement), to the extent such intellectual property is contemplated by said Disposition Agreement.
Until the 30-day anniversary of the Merger Closing Date with respect to the elimination of all outstanding liabilities as set forth on the Company’s condensed consolidated balance sheet as of March 31, 2025 and until the first anniversary of the Merger Closing Date with respect to entering into Disposition Agreements, (i) Purchaser will, and will cause its subsidiaries to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Purchaser and its subsidiaries regarding its activities (including its resources and efforts) with respect to entering into Disposition Agreements and (ii) to the extent Purchaser licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and contracts, Purchaser will require such licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for Purchaser to comply with its obligations under the CVR Agreement.
The Representative, Parent, Purchaser and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders.
With the consent of at least 30% of outstanding CVRs (the “Acting Holders”), the Representative, Parent, Purchaser and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.
Parent and Purchaser will indemnify the Rights Agent against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket expenses and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.
The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder of all CVR payment amounts, if any, (ii) the delivery of written notice of termination duly executed by Parent, Purchaser and the Acting Holders, or (iii) the 30th day following the fifth (5th) anniversary of the Merger Closing date.
The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Form of Tender and Support Agreement
In connection with the execution of the Merger Agreement, on June 8, 2025, following approval thereof by the Elevation Board, Parent and Purchaser entered into tender and support agreements (each, a “Support Agreement”) with directors and officers of the Company and certain affiliated stockholders of the Company (collectively, the

“Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties irrevocably tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 5.1% of the outstanding Shares as of June 8, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Elevation Board approves, recommends, encourages or supports an alternative transaction.
The foregoing summary and description of the material terms of the Form of Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Tender and Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Confidentiality Agreement
On April 29, 2025, Elevation and Tang Capital Management, LLC (“Tang Capital”), an affiliate of Parent, entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Elevation and Tang Capital and its affiliates, including TCP (as defined below) and Parent, agreed, subject to certain exceptions, to keep confidential any non-public, proprietary and/or confidential information about the other party, its affiliates or subsidiaries and its business, disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a two-year period, which terminates on April 28, 2027. The Confidentiality Agreement contains a twelve-month “standstill” provision which did not include a “don’t-ask/don’t waive” provision and which included a “fall-away” provision such that the standstill would terminate upon the Company’s entry into a definitive agreement with a third party involving certain change of control transactions.
The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.
Limited Guaranty
In connection with the execution of the Merger Agreement, Tang Capital Partners, LP (“TCP”), an affiliate of Tang Capital and Parent, provided an irrevocable limited guaranty (the “Limited Guaranty”) pursuant to which TCP has agreed to guarantee (i) the payment of all amounts payable by Parent and or Purchaser pursuant to the terms of the Merger Agreement in connection with the consummation of the transactions contemplated thereby (for the avoidance of doubt, such obligations shall include payment of Offer Price, the Merger Consideration, the Elevation In-the-Money Option Cash Consideration and the Elevation Restricted Stock Unit Cash Consideration, without duplication); (ii) the obligation of Parent and/or Purchaser to pay monetary damages to the Company in connection with fraud or a willful breach by Parent or Purchaser of the Merger Agreement, provided that the aggregate amount of all guaranteed obligations under clauses (i) and (ii) shall not exceed $21,400,000; (iii) Parent and Purchaser’s payment obligations to CVR Holders under certain provisions of the CVR Agreement and performance of covenants set forth in the CVR Agreement (the “Guaranteed CVR Obligation”); provided that the maximum amount of the Guaranteed CVR Obligation shall not exceed the CVR Proceeds; and (iv) the Company and the Representative as the Guaranteed Party: the payment of any Enforcement Costs up to the CVR Expense Cap with respect to the Enforcement Costs payable under the CVR Agreement (the “Enforcement Costs Obligations” and, together with the Maximum Guaranteed Purchase Obligation and the Maximum CVR Obligation, the “Maximum Guaranteed Obligations”) (as defined in the Limited Guaranty).
The Limited Guaranty also contained customary representations and warranties, including regarding TCP’s sufficiency of funds to fulfill its obligations with respect to the Limited Guaranty. The Guaranteed CVR Obligation is intended to be for the benefit of all CVR Holders and shall be enforceable by the Representative.
The foregoing summary and description of the material terms of the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.
Arrangements Between Elevation and Its Executive Officers, Directors and Affiliates
Interests of Certain Persons
The executive officers and members of the Elevation Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Elevation’s stockholders generally. The Elevation

Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:
•	the accelerated vesting and payment in respect of each outstanding Elevation Option and each outstanding Elevation RSU at the Effective Time;
•
the accelerated vesting of outstanding equity awards held by non-employee directors of Elevation, pursuant to Elevation’s non-employee director compensation program (the “Director Compensation Program”);

•	the potential receipt of enhanced severance payments and benefits pursuant to change in control and severance agreements entered into by Elevation’s executive officers; and
•	transaction bonuses approved by our Compensation Committee in connection with the Merger.
Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of Elevation who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of Elevation as described in the Merger Agreement. As of June 5, 2025, the executive officers and directors of Elevation, and if applicable, certain of his or her respective affiliates, beneficially owned, in the aggregate, 3,029,467 Shares (which, for clarity, excludes Shares subject to outstanding Elevation Options and unvested Elevation RSUs).
The following table sets forth (i) the number of Shares beneficially owned as of June 5, 2025, by each of Elevation’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Elevation Options and unvested Elevation RSUs), and if applicable, certain of his or her respective affiliates, and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Cash Amount of $0.36 per Share.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
R. Michael Carruthers, Ph.D.	—	—
Julie M. Cherrington, Ph.D.	—	—
Timothy P. Clackson, Ph.D.(1)	47,330	17,038.80
Steven A. Elms(2)	2,834,910	1,020,567.60
Joseph J. Ferra, Jr.(3)	137,152	49,374.72
Tammy Furlong(4)	10,075	3,627.00
Darcy Mootz, Ph.D.	—	—
Alan B. Sandler, M.D.	—	—

(1)	Consists of 47,330 Shares held by Dr. Clackson.
(2)
Consists of 2,834,910 Shares. The Shares are directly held by Aisling Capital IV, LP (“Aisling Fund IV”). Aisling Capital Partners IV, LP (“Aisling GP”) is the general partner of Aisling Fund IV, and Aisling Capital Partners IV LLC (“Aisling LLC”) is the general partner of Aisling GP. The managers of Aisling LLC are Dr. Andrew Schiff and Mr. Elms, who share voting power and dispositive powers over securities held by Aisling Fund IV, and as a result, may each be deemed to have beneficial ownership over such securities. This shall not be construed as an admission that any of the reporting persons are beneficial owners of the securities. Mr. Elms, a member of the Elevation Board, is affiliated with Aisling Fund IV and its affiliated entities but disclaims beneficial ownership except to the extent of his beneficial interest therein. The address of Aisling Fund IV and its affiliated entities is c/o Aisling Capital Management LP, 489 5th Avenue, 10th Floor, New York, New York 10017.

(3)	Consists of 137,152 Shares held by Mr. Ferra.
(4)	Consists of 10,075 Shares held by Ms. Furlong.
Treatment of Equity Awards in the Transactions
Treatment of Elevation Options
Immediately prior to the Effective Time, each Elevation Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each In-the-Money Option will be canceled in exchange for the right to receive: (i) the Elevation In-the-Money Option Cash Consideration) and (ii) one CVR for each Share underlying such Elevation Option. At the Effective Time, each Out-of-the-Money Option will be cancelled for no consideration.

In-the-Money Options Held by Directors and Executive Officers
As of June 5, 2025, the executive officers and directors of Elevation beneficially owned, in the aggregate, 210,000 In-the-Money Options. The following table sets forth (i) the number of In-the-Money Options beneficially owned as of June 5, 2025, by each of Elevation’s executive officers and directors and (ii) the Elevation In-the-Money Option Cash Consideration.

Name of Executive Officer or Director	Number of In-the-Money Options (#)	Elevation In-the-Money Option Cash Consideration ($)
R. Michael Carruthers, Ph.D.	35,000	1,921.50
Julie M. Cherrington, Ph.D.	35,000	1,921.50
Timothy P. Clackson, Ph.D.	35,000	1,921.50
Steven A. Elms	35,000	1,921.50
Joseph J. Ferra, Jr.	—	—
Tammy Furlong	—	—
Darcy Mootz, Ph.D.	35,000	1,921.50
Alan B. Sandler, M.D.	35,000	1,921.50

Treatment of Elevation RSUs
Immediately prior to the Offer Closing Time, each Elevation RSU that is outstanding immediately prior to the Effective Time will vest in full and automatically be canceled and the holder will be entitled to receive (i) the Elevation Restricted Stock Unit Cash Consideration, and (ii) one CVR for each Share thereto.
The table below sets forth the Elevation RSU holdings for each of Joseph J. Ferra, Jr. and Tammy Furlong, Elevation’s executive officers, as of June 5, 2025, (i) the aggregate number of Shares subject to such Elevation RSUs and (ii) the value of cash amounts payable in respect of such Elevation RSUs at the Effective Time, calculated by multiplying the Cash Amount by the number of Shares subject to such Elevation RSU (which amounts will be subject to reduction for the withholding of taxes). No amounts have been included in the table below with respect to the CVRs to be received by Elevation’s executive officers in respect of their Elevation RSUs.

Name of Executive Officer or Director(1)	Number of Elevation Unvested RSUs (#)	Cash Consideration for Elevation Unvested RSUs ($)
Joseph J. Ferra, Jr.	81,312	29,272.32
Tammy Furlong	27,882	10,037.52

(1)	None of Elevation’s non-employee directors hold unvested Elevation RSUs.
Treatment of the Elevation Equity Plans
The Merger Agreement provides that, prior to the Effective Time, Elevation will provide that, on or after the Effective Time, no holder of any Elevation Option or Elevation RSU will have the right to acquire any equity interest in Elevation or the Surviving Corporation and that each Elevation Equity Plan will be terminated as of the Effective Time.
Treatment of Elevation ESPP
The Merger Agreement provides that, prior to the Effective Time, Elevation will take all reasonable actions required to (i) terminate the Elevation ESPP as of immediately prior to the Merger Closing Date, and (ii) provide that no new offering period will commence after the signing of the Merger Agreement.

CEO Transition, Employment Arrangements and Change in Control and Severance Benefits under Existing Relationships
CEO Transition and Ferra Separation Agreement
Elevation’s executive officers are Joseph J. Ferra, Jr. and Tammy Furlong.
In connection with the Merger, the Company terminated the employment of Joseph J. Ferra, Jr. as the Company’s President and, Chief Executive Officer, effective as of June 30, 2025 (the “Separation Date”), without cause. In connection with the termination, Mr. Ferra resigned from his position as a member of the Elevation Board, effective as of the Separation Date.
In connection with Mr. Ferra’s departure, the Company entered into a transition and separation agreement with Mr. Ferra (the “Ferra Separation Agreement”). Pursuant to the Ferra Separation Agreement, Mr. Ferra will receive the following: (i) an amount equal to 12 months of his base salary as of the Separation Date, payable in a cash lump-sum; (ii) to the extent Mr. Ferra timely elects to receive continued coverage under the Company’s group-healthcare plans, the Company will continue to pay the full amount of his premium payments for such continued coverage for a period ending on the earlier of (x) 12 months following the Separation Date and (y) the date that he become eligible for coverage under another employer’s plans; and (iii) accelerated vesting of his equity awards as if an additional 12 months of vesting had occurred for any outstanding and unvested awards as of the Separation Date. Further, in the event that a “change of control” of the Company (which includes the closing of the Merger) occurs within six months of the Separation Date, then, upon the change of control, Mr. Ferra will be entitled to: (i) an additional six months of severance plus 150% of his then-current annual target bonus opportunity, payable in a cash lump-sum; (ii) a cash lump sum equal to 18 months of premium payments minus the number of premium payments already made between the Separation Date and the change in control; (iii) a transaction bonus of $400,000; and (iv) 100% vesting acceleration of all then-unvested and outstanding equity awards. The Ferra Separation Agreement also contains a general release of claims by Mr. Ferra.
The Company expects that Mr. Ferra will continue to assist the Company as a consultant after the Separation Date in order to support the transition of his responsibilities.
Furlong Employment Terms
On July 12, 2023, the Company entered into an employment agreement with Ms. Furlong (the “Furlong Employment Agreement”). The Furlong Employment Agreement provided for an annual base salary and that Ms. Furlong was entitled to an annual retention and performance bonus with a target amount equal to 40% of her base compensation, subject to her continued service on the date of such bonus. The Furlong Employment Agreement has no specific term and provides for at-will employment.
The Company has also entered into a Change in Control and Severance Agreement (the “Furlong CIC and Severance Agreement”), with Ms. Furlong. Under the Furlong CIC and Severance Agreement, in the event that Ms. Furlong is terminated for any reason other than for “cause,” she will be entitled to the following: (i) an amount equal to nine months of her base salary at the rate in effect immediately prior to such termination, payable in a cash lump-sum; (ii) to the extent she timely elects to receive continued coverage under our group-healthcare plans, the Company will continue to pay the full amount of her premium payments for such continued coverage for a period ending on the earlier of (x) nine months following the termination date and (y) the date that she becomes eligible for coverage under another employer’s plans; and (iii) accelerated vesting of her equity awards as if an additional nine months of vesting had occurred for any outstanding and unvested awards as of the date of their termination. Further, in the event that such termination of employment is without “cause” or is due to a resignation for “good reason,” that occurs within 12 months following a “change of control” of the Company (which term the Elevation Board has amended to extend to six months following such termination), then: (i) the amount payable as severance shall be increased to 12 months of Ms. Furlong’s base salary at the rate in effect immediately prior to such termination, plus 100% of her then-current annual target bonus opportunity, payable in a cash lump-sum; (ii) the period of continued benefit coverage shall be increased to a period of 12 months following the termination date (or, if earlier, until the date that she becomes eligible for coverage under another employer’s plans); and (iii) the vesting acceleration of all equity awards shall be increased to 100% vesting acceleration of each of her then-outstanding equity awards. All such payments and benefits (whether with or apart from a change of control) will be subject to Ms. Furlong’s execution of a general release of claims against us.

The table below sets forth, for Ms. Furlong, Elevation’s Chief Financial Officer, the estimated value of the payments and benefits she would receive under the Furlong CIC and Severance Agreement, upon a qualifying termination of employment on the Merger Closing, assuming for this purpose an effective date of June 5, 2025, based on annualized base salary and 100% of annualized target bonus as of June 5, 2025. Ms. Furlong does not currently participate in our medical plans and consequently will not receive any payments or reimbursements for health coverage under the Furlong CIC and Severance Agreement. The vesting acceleration of Elevation Options and Elevation RSUs Ms. Furlong would receive under the Furlong CIC and Severance Agreement is consistent with the acceleration provided for all Elevation Options and Elevation RSUs, as described further above and the value of such acceleration is consequently not included in the table below. For the avoidance of doubt, the table below does not include the Furlong Transaction Bonus (defined below).

Name of Executive Officer	Salary Severance ($)	Bonus Severance ($)	Other Benefits ($)
Tammy Furlong	471,960	188,784	0

If any amounts payable to Ms. Furlong would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and could be subject to the related excise tax, Ms. Furlong would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer. The Furlong CIC and Severance Agreement does not require Elevation to provide any tax gross-up payments with respect to Ms. Furlong. It is not expected that any amounts payable to Ms. Furlong will be subject to an excise tax relating to Section 280G of the Code.
President and Interim CEO Appointment
Effective as of the Separation Date, the Board appointed Ms. Furlong as the Company’s President, Interim Chief Executive Officer and Principal Executive Officer to succeed Mr. Ferra. Ms. Furlong will also remain as the Company’s Chief Financial Officer and Principal Financial and Accounting Officer.
Furlong Transaction Bonus
On June 8, 2025, the Compensation Committee of the Board approved a one-time cash bonus payment to Ms. Furlong (the “Furlong Transaction Bonus”), in an amount equal to $600,000, less withholdings and deductions, provided that Ms. Furlong remain employed by the Company in good standing on the closing of the Merger. The Furlong Transaction Bonus will be paid in a cash lump sum at the closing of the Merger.
Non-employee Director Compensation
Elevation has granted certain equity awards under the Elevation Equity Plans, including in accordance with Elevation’s Director Compensation Program adopted by our Board, that are outstanding and held by Elevation’s non-employee directors. Pursuant to the Elevation Equity Plans equity awards granted to Elevation’s non-employee directors will accelerate vesting in full upon a “change in control.” The Merger Closing will be a “change in control” within the meaning of the Elevation Equity Plans.
The foregoing summary and description of the material terms of the change in control and severance arrangements do not purport to be complete and are qualified in their entirety by reference to the full text of the change in control and severance agreements, separation agreements and employment agreements, which are filed as Exhibits (e)(9) through (e)(12) hereto and are incorporated herein by reference.
Future Arrangements
It is possible that employees of Elevation who remain employed following the Merger Closing Date, including the executive officers, will enter into new compensation arrangements or consulting agreements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities or consulting engagements have been negotiated between employees of Elevation and Parent.
Section 16 Matters
The Company and the Elevation Board will, to the extent necessary and in accordance with the Merger Agreement, take appropriate actions to approve, for purposes of Section 16(b)-3 of the Securities Exchange Act of

1934, as amended (the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.
Indemnification; Directors’ and Officers’ Insurance
Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of Elevation for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of Elevation, the bylaws of Elevation or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent, for a period of six (6) years.
At or prior to the Effective Time, Elevation has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the Merger Agreement or any of the Transactions) for the period beginning upon the expiration date of the Offer and ending six (6) years from the Effective Time in favor of the current or former directors or officers of Elevation; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 200% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six (6) years from the Effective Time, Parent shall either purchase such six (6) year “tail” insurance policies or Parent will cause to be maintained in effect Elevation’s current directors’ and officers’ liability insurance covering each person currently covered by Elevation’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided that in no event will Parent or Elevation be required to pay annual premiums for insurance in excess of 200% of the amount of the annual premiums currently paid by Elevation for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 200% amount.
In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION
Recommendation of the Elevation Board
On June 8, 2025, the Elevation Board held a meeting at which the Elevation Board unanimously (i) determined that the terms of the Merger Agreement and the other Transactions are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the Elevation Board,” the Elevation Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
A press release, dated June 9, 2025, issued by Elevation announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
Elevation Oncology – Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalog every conversation of or among the members of the Elevation Board, the Company, the Company’s representatives, Parent, Parent’s representatives or other parties.
The Elevation Board, together with senior management, has regularly reviewed and assessed, and engaged with Company stockholders regarding, the Company’s strategic direction and business plans with a view towards strengthening the Company’s business and identifying potential opportunities to increase stockholder value, taking into account financial, industry, competitive and other considerations. As part of this process, from time to time, the Elevation Board and senior management have reviewed potential strategic alternatives available to the Company, including strategic acquisitions, licenses and collaborations, the continuation of the Company’s current business, capital raising activities and other financial and strategic transactions in order to enhance the value of the Company’s business and operations.
On March 18, 2025, the Elevation Board held a meeting, with members of the Company’s management and representatives of Fenwick and West LLP (“Fenwick”), the Company’s outside counsel, present. At this meeting, the Elevation Board discussed the Company’s EO-3021 program and further updated dose escalation and expansion data from the Company’s Phase 1 trial of EO-3021. At this meeting, the Elevation Board determined to discontinue further development of EO-3021, implement a reduction in force, and explore strategic alternatives. The Elevation Board then discussed, together with management and Fenwick, the formation of the Transaction Committee for the purpose of identifying, considering, evaluating and making recommendations to the Elevation Board regarding potential strategic alternatives. The Elevation Board approved the formation of the Transaction Committee, and appointed R. Michael Carruthers, Timothy P. Clackson and Steven A. Elms to serve on the Transaction Committee. The Transaction Committee was formed for expediency of process, and not in response to any actual or potential conflict of interests concerns. The members of the Transaction Committee did not receive any additional compensation for their service on the Transaction Committee. The Elevation Board delegated to the Transaction Committee the power to, among other things, (i) review, consider and (if applicable) recommend to the Elevation Board for approval or rejection potential strategic alternative transactions, including a possible sale, disposition or other business transaction through any form of transaction including, without limitation, a stock sale, asset sale, merger, reverse merger, recapitalization, reorganization, consolidation, amalgamation, spin-off, split-off, out-licensing, return of capital or other transaction, (ii) review and approve engagement letters with any financial advisors and other advisers as it deemed appropriate and (iii) any other actions as the Transaction Committee deemed necessary, appropriate, or advisable in connection with such review, but did not delegate to the Transaction Committee the authority to approve the Company’s entry into a definitive agreement for a transaction. It was also discussed and concluded that the Transaction Committee may invite management or outside advisors to attend the meetings of the Transaction Committee.
On March 20, 2025, the Company publicly announced that it was discontinuing development of EO-3021 and implementing a workforce reduction of approximately 70%. The Company also announced that it was initiating a process to evaluate strategic options to maximize stockholder value.

From March 20, 2025 through April 29, 2025, management of the Company met with various private and public companies and key investors in the biotechnology industry to evaluate market interest in potential strategic transactions for the Company, including a business combination, reverse merger, strategic merger or any other opportunity to optimize value to the Company stockholders. In connection with this process, the Company considered 23 potential parties that expressed interest in some form of business combination and engaged in discussions with 9 such parties. In parallel, the management team met with and evaluated various financial advisors for engagement to assist the Company in evaluating strategic alternatives in a formal process.
On April 7, 2025, the Company received an unsolicited, non-binding indication of interest from Party A, a biotechnology company, to acquire all outstanding stock of the Company for total cash consideration of $23.0 million, assuming a minimum net cash at closing of at least $32.5 million, as well as a contingent value right representing the right to receive 80% of the net proceeds from any disposition of Elevation programs entered into within a year of closing and received within five years of closing (the “Initial Party A Proposal”). The Initial Party A Proposal also provided that the Company enter into exclusivity with Party A for 45 days. The Initial Party A Proposal did not address (and the assumed minimum cash amount did not reflect) any required payments to holders of the Black-Scholes Warrants.
On April 16, 2025, BML Investment Partners, L.P. filed a Schedule 13D, declaring a beneficial ownership of 9.9% of the Company’s outstanding voting shares, and filed a letter that was also sent to the Company. The letter noted that such investor would “vote against any reverse merger or other deal that doesn’t include a large return of cash to shareholders”.
On April 17, 2025, the Transaction Committee held a meeting, with representatives of management and Fenwick present. At this meeting, the Transaction Committee reviewed management’s discussions with several potential reverse merger and business combination parties, evaluated the chances of maximizing stockholder value in a potential reverse merger or business combination, and reviewed management’s discussions with key stockholders. Mr. Ferra presented management’s view that market support for a potential reverse merger or business combination with another biotechnology company was substantially limited and that obtaining stockholder approval for any such transaction would be a substantial closing risk. The Transaction Committee concurred with this view and, therefore, the Transaction Committee determined to focus on transactions that would return capital to stockholders, including potentially through a liquidation or cash acquisition by a third-party. The Transaction Committee directed management to reach out to other parties that have conducted cash acquisitions of companies in a similar position to the Company to solicit potential bids. At this meeting, Mr. Ferra noted the Company’s receipt of the Initial Party A Proposal. In addition to the Initial Party A Proposal, it was noted that Tang Capital, an affiliate of Parent, was an existing investor in the Company and had engaged in similar transactions in the past, and it was noted that Party B had conducted a similar transaction in the past and may be interested in conducting such a transaction.
On April 21, 2025, the Elevation Board held a meeting with representatives of management and Fenwick present. At this meeting, Mr. Ferra and the Transaction Committee provided an update on Transaction Committee discussions, strategic opportunities reviewed, and market feedback received by the Company, as well as the Initial Party A Proposal. At this meeting, the Elevation Board discussed the utility of engagement of a financial advisor, and determined not to do so for the strategic alternatives evaluation process in light of the prospective financial advisor fees, the substantial closing risk of any reverse merger or business combination, and the market engagement process already conducted by the Company to date. The Elevation Board then discussed the focus of the Company’s outreach and the Transaction Committee’s determination at its April 17, 2025 meeting, and concurred with the decision to focus on transactions that returned cash to stockholders.
Following the Elevation Board meeting on April 21, 2025, management of the Company held an introductory meeting with Party A, and requested that Party A submit a revised proposal with terms that would result in a greater return of cash to stockholders.
Later on April 21, 2025, management of the Company contacted Parent and Party B and invited each to submit a proposal for an acquisition of the Company.
On April 22, 2025, the Company received a non-binding indication of interest from Party B to acquire all outstanding stock of the Company for total cash consideration equal to the Company’s net cash at closing minus $4.0 million, as well as a contingent value right representing the right to receive 90% of the near-term net proceeds from any disposition of Elevation programs (the “Initial Party B Proposal”). The Initial Party B Proposal also required that the Company agree to negotiate on an exclusive basis with Party B for 30 days.

On April 22, 2025, the Company received a revised non-binding indication of interest from Party A to acquire all outstanding stock of the Company for total cash consideration equal to the Company’s net cash at closing minus $6.5 million, a contingent value right representing the right to receive 80% of the net proceeds from any disposition of Elevation programs that occurred within one year from closing and such proceeds were received within five years of closing, and a contingent value representing the right to receive 50% of any savings (net of expenses) generated in wind down post-closing, payable upon the later of 12-months post-closing and full resolution of the winddown, including any litigation (the “Revised Party A Proposal”). The Revised Party A Proposal also required that the Company agree to negotiate on an exclusive basis with Party A for 30 days.
On April 23, 2025, the Company received a non-binding indication of interest from Parent to acquire all outstanding stock of the Company for $0.37 per share (assuming a $5 million retention and minimum closing net cash of at least $27.2 million), as well as a contingent value right representing the right to receive 80% of the net proceeds from any disposition of Elevation’s product candidates, EO-3021 and EO-1022, within six months of closing (the “Initial Parent Proposal”). The Initial Parent Proposal did not require that the Company agree to negotiate on an exclusive basis with Parent.
On April 25, 2025, the Transaction Committee held a meeting with other members of the Elevation Board and representatives of management and Fenwick present. At this meeting, the Transaction Committee reviewed each of the Initial Parent Proposal, the Revised Party A Proposal and the Initial Party B Proposal. The Transaction Committee evaluated each of the proposals and discussed current market dynamics, the ability of each potential acquiror to close on a transaction, and the economic terms proposed. At this meeting, the Transaction Committee directed management to provide Parent, Party A, and Party B with access to a data room containing due diligence information, subject to execution of confidentiality agreements.
Later on April 25, 2025, management of the Company held an introductory meeting with Party C, an investment fund that had expressed interest in a cash acquisition transaction, and invited Party C to submit a proposal for an acquisition of the Company, and the Company then received a non-binding indication of interest from Party C to acquire all outstanding stock of the Company for total cash consideration of 95% of the Company’s net cash at closing, as well as a contingent value right representing the right to receive 80% of the value received from any disposition of the Company’s intellectual property, without further detail on the specific terms of such contingent value right (the “Initial Party C Proposal”). The Initial Party C Proposal also was conditioned on Party C obtaining debt financing. The Initial Party C Proposal did not require that the Company agree to negotiate on an exclusive basis with Party C.
On April 26, 2025, the Company signed a confidentiality agreement with Party B with customary standstill provisions with a term of 12 months, which did not include a “don’t-ask/don’t waive” provision and which included a “fall-away” provision such that the standstill would terminate upon the Company’s entry into a definitive agreement with a third party involving certain change of control transactions. On April 29, 2025, the Company granted Party B access to the Company’s virtual data room to allow Party B to conduct further due diligence on the Company.
On April 29, 2025, the Company entered into a confidentiality agreement with Tang Capital with customary standstill provisions with a term of 12 months, which did not include a “don’t-ask/don’t waive” provision and which included a “fall-away” provision such that the standstill would terminate upon the Company’s entry into a definitive agreement with a third party involving certain change of control transactions. Also on April 29, 2025, the Company granted Parent access to the Company’s virtual data room to allow Parent to conduct due diligence on the Company.
On April 29, 2025, the Company received a further revised non-binding indication of interest from Party A to acquire all outstanding stock of the Company for total cash consideration equal to the Company’s net cash at closing minus $5.0 million, a contingent value representing the right to receive 80% of the net proceeds from any disposition of Elevation programs that occurred within one year from closing and such proceeds were received within five years of closing, and a contingent value right representing the right to receive 50% of any savings (net of expenses) generated in wind down post-closing, payable upon the later of 12-months post-closing and full resolution of the winddown, including any litigation (the “Second Revised Party A Proposal”). The Second Revised Party A Proposal also required that the Company agree to negotiate on an exclusive basis with Party A for 30 days.
On April 30, 2025, the Company entered into a confidentiality agreement with Party A with customary standstill provisions with a term of six months, which did not include a “don’t-ask/don’t waive” provision and which included a “fall-away” provision such that the standstill would terminate upon the Company’s entry into a definitive agreement with a third party involving certain change of control transactions. Also on April 30, 2025, the Company granted Party A access to the Company’s virtual data room to allow Party A to conduct due diligence on the Company.
On May 1, 2025, the Company entered into a confidentiality agreement with Party C with customary standstill provisions with a term of 12 months, which did not include a “don’t-ask/don’t waive” provision and which included a “fall-away” provision such that the standstill would terminate upon the Company’s entry into a definitive agreement with a third party involving certain change of control transactions. Also on May 1, 2025, the Company granted Party C access to the Company’s virtual data room to allow Party C to conduct due diligence on the Company.
From April 25, 2025 through May 12, 2025, the Company engaged in preliminary discussions with, and permitted due diligence to be conducted by, the four potential counterparties that had had signed confidentiality agreements with the Company. Management communicated to all four parties that final bids would be due by May 13, 2025.
From May 5, 2025 through May 12, 2025, the Company continued to engage in negotiations and diligence discussions with Parent, Party A, Party B and Party C.
On May 12, 2025, Parent submitted a revised non-binding proposal to acquire all outstanding stock of the Company for total cash consideration of net cash at closing minus $5.0 million, as well as a contingent value representing the right to receive 80% of the proceeds from any disposition of Elevation programs within 12 months of closing and 100% of any net savings realized versus closing net cash, as determined within 30 days following the close (the “Revised Parent Proposal”). The Revised Parent Proposal did not require that the Company agree to negotiate on an exclusive basis with Parent.
On May 12, 2025, Party A submitted a revised non-binding indication of interest to acquire all outstanding stock of the Company for total cash consideration of net cash at closing minus $3.95 million, as well as a contingent value right representing the right to receive 80% of the proceeds from any disposition of Elevation programs within three years of closing and 80% cash savings realized from the winddown of operations within three years of closing (the “Third Revised Party A Proposal”). The Third Revised Party A Proposal also required that the Company agree to negotiate on an exclusive basis with Party A for a period of 30 days. In further discussions on May 12, 2025, Party A clarified that it would require a substantial amount of cash to be held back from the initial distribution to stockholders, primarily for unknown liabilities, including potential future litigation.
On May 13, 2025, Party B submitted a revised non-binding indication of interest to acquire all outstanding stock of the Company for total cash consideration of net cash at closing minus $3.75 million, as well as a contingent value right representing the right to receive 90% of the near-term net proceeds from any disposition of Elevation programs (the “Revised Party B Proposal”). The Revised Party B Proposal also required that the Company agree to negotiate on an exclusive basis with Party B for a period of 30 days.
On May 13, 2025, Party C submitted a revised non-binding indication of interest to acquire all outstanding stock of the Company for 96.5% of the Company’s net cash at closing, as well as a contingent value right representing the right to receive 80% of the value received from the disposition of Elevation programs (the “Revised Party C Proposal”). The Revised Party C Proposal also was conditioned on Party C obtaining debt financing. The Revised Party C Proposal did not require that the Company agree to negotiate on an exclusive basis with Party C.
On May 14, 2025, the Transaction Committee held a meeting, with representatives of management and Fenwick present. At this meeting, the Transaction Committee reviewed the updated proposals received from each of Parent, Party A, Party B and Party C, as well as discussions management conducted with each party. The Transaction Committee determined that the proposals from Party A and Party C did not provide compelling alternatives as compared to the proposals from Parent and Party B. In particular, the Transaction Committee noted that each of Party A and Party C had limited experience in completing similar transactions, that the proposal from Party C was subject to a financing condition, and management’s impression that neither Party A nor Party C had conducted comprehensive due diligence on the Company despite having full access to the Company’s data room. When comparing Parent to Party B, the Transaction Committee noted several advantages of a potential transaction with Parent, including the significantly higher level of due diligence conducted by Parent to date, as demonstrated by the issues raised by Parent during the process, Parent’s more extensive history of successfully closing similar transactions, the potential cost savings that a more efficient and established process could present, especially in view of anticipated reductions in the Company’s net cash over time and the projected impact of any delays in executing a transaction. At this meeting management also provided an overview of the potential return to stockholders in a liquidation scenario as compared to the offers received from Parent and Party B. The Transaction Committee then raised certain concerns with the Revised Parent Proposal regarding the duration of the CVR and directed management to address this point with Parent. After discussion, the Transaction Committee approved proceeding to negotiate definitive transaction documents with Parent, subject to satisfactory answers to the questions regarding the duration of the CVR noted by the Transaction Committee.
Also at the meeting on May 14, 2025, management provided an update on discussions with potential financial advisors to conduct a fairness opinion in connection with a potential acquisition. Following discussion, subject to satisfactory responses to questions asked by the Transaction Committee, the Transaction Committee directed the Company to engage Redwood Valuation Partners, LLC (“Redwood”) to provide a fairness opinion, given the firm’s prior experience with the Company, the experience of certain of their personnel in acting in this capacity, and their proposed fee structure.
On May 15, 2025, Mr. Ferra met with Mr. Tang of Parent to address certain questions the Transaction Committee raised with respect to CVR timing in the Revised Parent Proposal. Mr. Ferra then informed Mr. Tang that the Company would be proceeding with Parent.
On May 19, 2025, management of the Company notified each of Party A, Party B and Party C of the Company’s determination not to further pursue a transaction with each party.
Between May 19, 2025 and May 24, 2025, Party A continued to engage with the Company to discuss various adjustments to their proposal, each of which remained either economically similar to the Revised Parent Proposal or to the Third Revised Party A Proposal, but did not resolve the Transaction Committee’s concern in Party A’s ability to complete a transaction efficiently and on a timely basis.
On May 21, 2025, the Company engaged Redwood to conduct a fairness analysis for a potential acquisition transaction.
On May 23, 2025, the Company received an initial draft of a Merger Agreement and CVR Agreement from Parent. The draft Merger Agreement included a fixed price per share in cash of $0.3475 for the Offer and the Merger payable at closing, based on a minimum closing net cash condition of $25.649 million. The draft Merger Agreement generally included customary terms and conditions for such an agreement including, among other things, for: (i) the transaction to be structured as a cash tender offer followed immediately by a merger pursuant to DGCL Section 251(h); (ii) the acceleration and cash-out of certain Company equity awards; (iii) customary exceptions to the definition of “Company Material Adverse Effect”; (iv) customary representations and warranties with respect to the Company, Parent and Purchaser; (v) the Company’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior company proposal; and (vi) the Company’s ability to terminate the Merger Agreement to accept a superior company proposal after providing Parent with a right to match such proposal. The draft Merger Agreement also included a $1.2 million termination fee payable by the Company in certain circumstances, including in connection with entering into a superior company proposal, and included all transaction-related expenses of Parent and Purchaser (up to $500,000) and a cap on post-merger closing costs for any legal proceedings and settlements as deductions to the Company’s closing net cash.
On May 29, 2025, representatives of Fenwick sent to representatives of Parent’s outside counsel, Gibson Dunn & Crutcher LLP (“Gibson Dunn”) revised drafts of the Merger Agreement and CVR Agreement providing for, among other things, (i) an increase in the price per share payable at closing to $0.37, (ii) changes to certain components used in the calculation of the Company’s closing net cash, including decreasing certain caps for fees and expenses of Parent and Purchaser (including reducing the cap on transaction expenses of Parent and Purchaser to $250,000 and reducing the cap on post-merger closing costs for any legal proceedings and settlements) and (iii) an extension of the 12-month post-merger closing time period by which proceeds must be received from the disposition of a CVR Product in order to be payable to CVR holders under the CVR Agreement.
Between May 28, 2025 and June 6, 2025, representatives of the Company and representatives of Parent exchanged drafts of the Merger Agreement, CVR Agreement and other definitive documents, including the Limited Guaranty and the Support Agreements, and agreed on final forms of the definitive documents for the transaction. Revisions to the Merger Agreement and CVR Agreement included: (i) increasing the cap on transaction expenses incurred by Parent and Purchaser to $300,000; (ii) reinstating the original cap on post-merger closing costs for legal proceedings and settlements; (iii) adding a 5-year post-merger closing time period by which proceeds must be received from the disposition of a CVR Product in order to be payable to CVR holders; and (iv) removing EO-3021 as a CVR Product.
On June 5, 2025, the Elevation Board held a meeting, with representatives of management and Fenwick present. Representatives of Fenwick reviewed with the directors their fiduciary duties in evaluating any proposed acquisition agreement. Members of management then summarized the current terms in the Merger Agreement, current discussions with Parent and expected steps to finalize the Merger Agreement.
On June 8, 2025, the Elevation Board held a meeting, with members of management, representatives of Fenwick and representatives of Redwood present. Members of management reviewed the Dissolution Analysis (as defined herein), which was prepared as of June 6, 2025. For more information regarding the Dissolution Analysis, please see this Item 4 under the heading “Elevation Management Dissolution Analysis.” Representatives of Fenwick reviewed the terms of the Merger Agreement. Representatives of Redwood then reviewed with the Elevation Board Redwood’s financial analysis of the Offer and the Merger, and rendered to the Elevation Board an oral opinion, subsequently confirmed by delivery to the Elevation Board of a written opinion dated June 8, 2025, to the effect that, based upon and subject to the various assumptions, qualifications, limitations and other matters considered in connection with the preparation of the opinion set forth therein, as of such date, the Offer Price to be received by the holders of Company Common Stock (other than Parent, Purchaser or their respective affiliates) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Parent, Purchaser or their respective affiliates). For more information regarding Redwood’s opinion, please see this Item 4 under the heading “Opinion of Redwood Valuation Partners, LLC.” Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other Transactions and the materials that had previously been circulated to the Elevation Board (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the Transaction Committee and the Elevation Board”), all members of the Elevation Board, including all members of the Transaction Committee, unanimously (i) determined that the terms of the Merger Agreement and the other Transactions are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the Transations, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Later on June 8, 2025, following the Elevation Board’s approval of the Merger Agreement and the Transactions, the Company, Parent and Purchaser executed and delivered the Merger Agreement.
Before the opening of trading of the U.S. stock markets on June 9, 2025, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Parent to acquire all of the outstanding Shares at the Offer Price.
On June 23, 2025, Parent commenced the Offer, and later on June 23, 2025, the Company filed this Schedule 14D-9.
Reasons for Recommendation of the Elevation Board
In evaluating the Offer and the Merger, the Elevation Board consulted with the Company’s senior management and outside advisors, and the Elevation Board considered and analyzed a number of factors, including the following (which reasons are not necessarily present in order of relative importance).
The Elevation Board believed that the following material factors and benefits supported their determination and recommendation:
•
Certainty of Value. The (i) the Cash Amount provides certain and immediate value and liquidity to the Company’s stockholders for their Shares and (ii) the CVR Proceeds, if any, may provide additional value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associated with macroeconomic conditions, including the current state of the U.S. and global economies, and the potential impact of such risks and uncertainties on the Company’s projected cash runway, the trading price of the Company’s Shares and the potential for an alternative strategic transaction;

•	Results of Strategic Review Process. The Merger was the result of a reasoned, fully informed process overseen by the Transaction Committee. Elevation conducted a fulsome strategic process to explore potential strategic alternatives, as more fully described in this Item 4 under the heading “Background of the Offer and the Merger”, whereby management of the Company met with various private and public companies and key investors in the biotechnology industry to evaluate market interest, and, after the Transaction Committee evaluated potential strategic transactions and conducted a broad review of potential transactions that would return capital to stockholders, the Transaction Committee determined that the Merger was the best outcome for stockholders;
•	Best Value. The belief of the Elevation Board that the Offer Price represented the best value reasonably obtainable by the Company under the circumstances;
•
CVR. The fact that (i) the Merger offers stockholders a potential opportunity to, within specified parameters, receive (A) 100% of the Additional Closing Net Cash Proceeds, and (B) 80% of the Net Proceeds from a Disposition; and (ii) Parent has the obligation and financial incentive to pursue such transactions and elimination of outstanding liabilities of the Company during the Disposition Period and the Additional Closing Net Cash Period, as applicable;

•	No Financing Condition. The fact that the Transactions are not subject to any financing condition and that Tang Capital provided a Limited Guaranty to support the funding of the Transactions;
•
Premium. The current and historical market prices for the Shares, and the fact that the Offer Price represents a premium to recent market prices of the Shares, including an approximately 12.5% premium to the Company’s closing share price prior to the Company’s public announcement on June 6, 2025, the business day prior to the public announcement of the Merger;

•
Prospects of the Company on a Standalone Basis. The Elevation Board’s assessment of the business, operations, prospects, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company if it continued to operate independently and pursue its business on a standalone basis, taking into account the execution risks and substantial financing requirements and challenges associated with continued independence, particularly in light of the discontinuation of the Company’s clinical programs, investor interest and value perception for possible further development of the Company’s asset portfolio, the Company’s market capitalization and its announced workforce reduction in March 2025;

•
Expected Return to Shareholders upon Liquidation. The Elevation Board’s belief that the Offer Price is more favorable to such holders than the potential value that might be distributable to the holders of Shares if the Company were to effect a statutory liquidation or dissolution, which conclusion was based on a financial analysis performed by the Company’s management (as more fully described in this Item 4 under the heading “Elevation Management Dissolution Analysis”) and, among other factors, the following:

○
an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs that would reduce the cash available for distribution to the Company’s stockholders;

○
the Company’s directors and officers do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with the Company through the liquidation process;

○	the Company would need to engage and compensate advisors and consultants to assist with efforts to attempt to monetize the Company’s technology and product candidates; and
○
the Company would need to set aside cash for an extended period of time to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, the Company’s stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to the Company’s stockholders.

•
Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the Elevation Board that the likelihood of completing the Merger is high, particularly in light of the lack of any required regulatory filings and the terms of the Transaction Documents, including the conditions to Closing being customary and limited;

•
Absence of Material Conflicts on the Elevation Board. The members of the Elevation Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for (i) continuing directors and officers liability insurance coverage, (ii) the acceleration and vesting of Elevation Options and/or Elevation RSUs (as such terms are defined in the Merger Agreement) and receipt of the Offer Price and Merger Consideration in connection with such equity awards upon the closing, on the terms set forth in the Merger Agreement and (iii) the receipt of fees for service on the Elevation Board and its committees;

•	Successful Negotiations with Acquirer. The enhancements that the Company and its advisors were able to obtain during the course of negotiations, including the lengthening of the duration of the CVR;
•
Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited third-party alternative acquisition proposals and to terminate the Merger Agreement in connection with accepting a superior proposal and members of the Elevation Board believed that the $1.2 million Company termination fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case, as provided in the Merger Agreement, was reasonable, and would not unreasonably deter competing bids;

•
Minimum Condition. Pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares owned by Purchaser and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Parent), equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived;

•
Appraisal Rights. Stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•
Fairness Opinion. The fact that the Elevation Board obtained an opinion from Redwood (as defined below) that, as of June 8, 2025, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Redwood in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares was fair, from a financial point of view, to such holders, as more fully described in this Item 4 under the heading “Opinion of Redwood Valuation Partners.”

In the course of its consideration of the Offer, the Elevation Oncology Board also considered a variety of uncertainties, risks and other reasons against the Offer, including, without limitation, the following (not necessarily in the order of importance):
•
No Stockholder Participation in Future Growth or Earnings. The fact that the Transactions do not offer the Company’s stockholders an opportunity to participate in potential benefits of any potential combination in a strategic reverse merger transaction that may provide for additional stockholder value through a strategic reverse merger partner’s development programs and business;

•
No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee of $1.2 million in certain circumstances, including in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within twelve months after such termination;

•
Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on Elevation’s cash reserves and operating results should the Transactions not be completed, including the expense reimbursement fee amount of up to a maximum amount of $300,000 payable by the Company to Parent if the Merger Agreement is terminated by Parent under certain circumstances;

•
Risk Associated with Failure to Consummate the Merger. The possibility that the Offer and the Merger might not be consummated, and if not consummated, the Company will have significantly less cash that could potentially be distributed to stockholders;

•
Interests of Insiders. The interests that certain directors and executive officers of Elevation may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of Elevation or the interests of Elevation’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Elevation and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the Elevation Board in their consideration of the Offer and the Merger. After considering these and other factors, the Elevation Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks associated therewith. In light of the variety of factors considered by the Elevation Board, and the complexity of these factors, the Elevation Board found it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their determination and recommendations. Moreover, each member of the Elevation Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The foregoing description of the Elevation Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.”
Elevation Management Dissolution Analysis
To assist the Elevation Board’s analysis and decision with respect to whether to enter into the Merger Agreement and engage in the Transactions and to recommend that the Company’s stockholders tender their shares into the Offer, Elevation management prepared the Dissolution Analysis (as defined below), a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger. In conducting this analysis, Elevation management determined the implied equity value of Elevation Common Stock to be equal to the present value of the amount of cash available for distribution to Elevation stockholders in an orderly liquidation of Elevation. The Dissolution Analysis, prepared as of June 6, 2025, assumes the commencement of the liquidation process and an initial distribution of cash to holders of Shares as of July 23, 2025. The Dissolution Analysis was also provided to Redwood, who was authorized and directed to use and rely upon such analysis for purposes of its opinion to the Elevation Board.
Elevation management estimated that, after considering payments of clinical wind down costs, operating costs, severance, insurance and other expenses, approximately $27.4 million in cash would be available at the commencement of the liquidation process and that approximately $15.8 million, or $0.27 per Share, of this amount would be disbursed to stockholders upon the initial filing for dissolution. Based on management’s good faith estimate, the remaining $11.6 million would be held back to satisfy liabilities and obligations, as well as unknown or contingent liabilities, within 36 months following the initial filing for dissolution (the “Holdback Period”), resulting in a present value of approximately $4.7 million, or $0.08 per Share, being disbursed to stockholders as a final distribution at the end of the Holdback Period. These assumptions resulted in an aggregate present value of the amount of cash available for distribution to Elevation stockholders in an orderly liquidation of Elevation of approximately $20.5 million, or $0.34 per Share, assuming a discount rate based on the Moody’s Baa rate of 6.17%.
The timing of the distributions, if any, and the actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, the amount of wind-down costs, the amount required to settle the Company’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Elevation of its remaining obligations (including obligations to continue SEC filings) and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. There can be no assurance that any fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Dissolution Analysis, that the Dissolution Analysis accounts for all possible such fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all.

Estimated Forecast for Dissolution
Dissolution Model
($ Amounts in thousands except per share amounts)

	Estimated Company Obligations Prior to Initial Filing for Dissolution				Estimated Company Holdback Obligations During Holdback Period
	April	May	June	July	2025[2]	2026	2027	2028[3]
Beginning Cash, Cash Equivalents and Marketable Securities[1]	80,659	74,196	40,052	$38,889	$11,647	$9,674	$8,734	$8,060
Operating Expenses:
External Expenses[4]	(2,733)	(1,410)	(942)	(630)	(1,341)	(940)	(674)	(323)
Personnel Expenses[5]	(632)	(422)	(422)	(474)	(774)	—	—	—
Total Operating Expenses	(3,365)	(1,832)	(1,364)	(1,104)	(2,115)	(940)	(674)	(323)
Interest Income (Expense)	139	121	102	82	142	—
Net loss	(3,226)	(1,711)	(1,262)	(1,022)	(1,973)	(940)	(674)	(323)
Cash Adjustments:
Working Capital Adjustment[6]	(3,347)	—	—	—	—	—	—	—
Debt Repayment[7]	—	(32,532)	—	—	—	—	—	—
Non-cash Stock-based Compensation Expense[8]	110	99	99	150	—	—	—	—
Total Cash Adjustments	(3,237)	(32,433)	99	150	—	—	—	—
Cash Before Severance, Expenses, Adjustment	74,196	40,052	38,889	38,017	$9,674	$8,734	$8,060	$7,737
Severance, Transaction Expenses, and Other Payables[9]				(10,590)	—	—	—	$(1,742)
Net Cash Available for Dissolution				27,427	$9,674	$8,734	$8,060	$5,995
Amount Disbursed to Stockholders Upon the Initial Filing for Dissolution on July 23, 2025				(15,780)
Remaining Cash after Distribution[10]				11,647

Amount Disbursed to Stockholders Upon the Initial Filing for Dissolution	$15,780
Total Shares Outstanding	59,455,815
Per Share Amount Disbursed to Stockholders Upon the Initial Filing for Dissolution	$0.27
Present Value of Net Cash Available for Distribution at July 23, 2028 (Using 6.17% Discount Rate)[11]	$4,698
Total Shares Outstanding	59,455,815
Per Share Present Value of Cash Available for Distribution at July 23, 2028	$0.08
Per Share Total Present Value of Cash Available for Distribution to Elevation Stockholders[12]	$0.34

1.	Beginning Cash, Cash Equivalents and Marketable Securities of $80,659 reflects the Company’s amounts held as of March 31, 2025.
2.	Represents estimates from August through December 2025.
3.	Represents estimates from January through July 2028.
4.
External Expenses reflects costs associated with exiting the EO-3021 development program, maintaining public reporting as well as general and administrative responsibilities, and, with respect to the Holdback Period, estimated liquidation expenses, costs, and fees.

5.	Personnel Expenses reflects salary and benefits for key personnel until liquidation and non-cash stock-based compensation.
6.	Working Capital Adjustment reflects cash outlays to settle liabilities net of recoverability of assets not including cash and short-term investments.
7.	Debt Repayment reflects settlement of then-outstanding loan with K2 HealthVentures LLC on May 2, 2025.
8.	Non-cash Stock-based Compensation Expense reflects an add-back of a portion of the Personnel Expenses included in Operating Expenses that relate to stock-based compensation.
9.
Severance, Transaction Expenses, and Other Payables includes employee severance, directors and officers (“D&O”) insurance, payments to certain warrant holders pursuant to the respective warrant terms, and other expenses.

10.	Remaining Cash after Distribution reflects estimated holdback amount and includes estimated liquidation expenses and the D&O retention obligations of the Company in the event of future claims.
11.	Assumed future distribution of holdback amount discounted three years at the rate of forgone interest, approximated as Moody’s Baa rate as of June 6, 2025 of 6.17%.
12.	Price per share may not tie due to rounding.

Opinion of Redwood Valuation Partners, LLC
Unless the context requires otherwise, capitalized terms used but not defined in this “— Opinion of Redwood Valuation Partners, LLC” section shall have the meaning ascribed to such term in Annex I.
Introduction
Elevation retained Redwood Valuation Partners, LLC (“Redwood”) to evaluate the fairness, from a financial point of view, to the stockholders of Elevation of the Offer Price proposed to be paid to stockholders of Elevation pursuant to the terms of the Merger Agreement.
On June 8, 2025, Redwood rendered to the Elevation Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of June 8, 2025, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Redwood in preparing its opinion, the Offer Price to be paid to stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Redwood’s written opinion, dated June 8, 2025, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Redwood in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Redwood set forth below is qualified in its entirety by the full text of Redwood’s written opinion. Redwood’s financial advisory services and opinion were provided for the information and assistance of the Elevation Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Redwood’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the stockholders of the Company of such Offer Price to be paid to such holders pursuant to the Merger Agreement. Redwood’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Elevation as to whether or not such holder should tender shares in connection with the Transaction, or any other person as to how such stockholder or other person should vote with respect to any matter relating to the Transaction or otherwise act with respect to the Transaction or any other matter.
The full text of Redwood’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Redwood in preparing its opinion.
In connection with preparing its opinion, Redwood (i) reviewed a draft dated June 8, 2025 of the Merger Agreement; (ii) reviewed a draft dated June 8, 2025 of the CVR Agreement; (iii) reviewed certain publicly available business and financial information concerning Parent, Merger Sub and the Company and the industries in which they operate; (iv) reviewed the current and historical market prices of the Elevation Common Stock and certain publicly traded securities of such other companies; (v) at the Company’s direction, reviewed and relied upon for its opinion and analysis (A) a dissolution analysis of the Company, as provided to us by the management of the Company and approved by management for our use (the “Dissolution Analysis”) as described in this Item 4 under the heading “Elevation Management Dissolution Analysis”; (B) the estimated balance sheet corresponding with the proposed closing date of the Transaction; and (C) that the aggregate amount to be paid to warrant holders in connection with the Transaction, as described in the Merger Agreement, is in accordance with governing agreements; (vi) reviewed summaries prepared internally by the Company of its attempts to solicit interest from third parties with respect to a possible acquisition or business combination of the Company; and (vii) performed such other financial studies and analyses and considered such other information as Redwood deemed appropriate for the purposes of its opinion.
In addition, Redwood held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of Parent, Merger Sub and the Company, the financial condition and future prospects and operations of Parent, Merger Sub and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters Redwood believed necessary or appropriate to its inquiry.
In giving Redwood’s opinion, it relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Redwood by the Company or otherwise reviewed by or for Redwood. Redwood did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with the Company, did not assume any obligation to undertake any such independent verification. Redwood did not conduct nor was it provided with any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of Parent, Merger Sub or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on the Dissolution Analysis, Redwood assumed, at the Company’s direction, that it has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the distributions that would be made to stockholders in the absence of the Transaction. Redwood expressed no view as to such analyses or forecasts or the assumptions on which they were based. Redwood also assumed that the Transaction would be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to it. Redwood also assumed that the representations and warranties made by the Company, Parent, and the Merger Sub in the Merger Agreement and the related agreements were and will be true and correct in all respects material to Redwood’s analysis. Redwood is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. Redwood further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without any adverse effect on Parent, Merger Sub or the Company or on the contemplated benefits of the Transaction.
Redwood’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. It should be understood that subsequent developments may affect its opinion and that Redwood does not have any obligation to update, revise, or reaffirm this opinion. Redwood’s opinion is limited to the fairness, from a financial point of view, to the stockholders of the Company of the Offer Price in the proposed Transaction and the firm expressed no opinion as to the fairness of the Offer Price to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, Redwood expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Offer Price in the Transaction or with respect to the fairness of any such compensation. Redwood expressed no opinion herein as to the price at which Parent, Merger Sub, or the Company common equity may trade at any future time.
The opinion of Redwood has been approved by the fairness opinion committee of Redwood Valuation Partners, LLC, and was provided to the Elevation Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. Its opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or any other matter.
Summary of Redwood Financial Analyses
The following is a summary of the financial analyses of Redwood that was reviewed by the Elevation Board, and is not a complete description of the Fairness Opinion or the underlying analyses, or of the factors considered in connection with, the Fairness Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Redwood arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Redwood believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Redwood’s analyses and its opinion.
In performing its analyses, Redwood conducted such research as it deemed relevant and made numerous assumptions with respect to the Company, its industry, general business and economic conditions and other matters, many of which are beyond the control of Elevation or any other parties to the Transaction. None of Elevation, Parent, Merger Sub, Redwood, nor any other person or entity assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Elevation do not represent appraisals or reflect the prices at which Elevation may actually be sold or its securities traded. The assumptions and estimates used in the financial analyses, and subsequent results, are inherently uncertain. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 6, 2025 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current or future market conditions.
Analysis of Offer Price
Redwood conducted an analysis of the Offer Price to be paid to the stockholders of Elevation pursuant to the Merger Agreement and the CVR Agreement. The Merger Agreement provides for a transaction pursuant to which (i) Merger Sub will commence a tender offer to acquire all of the outstanding shares of Elevation Common Stock, of the Company for a price per share of (A) $0.36 per share in cash (the “Cash Amount”), payable subject to any applicable tax withholding and without interest, plus (B) one contingent value right (such amount, or any different amount per share paid pursuant to the Offer to the extent permitted under the Merger Agreement, being the “CVR Amount”), issuable subject to any applicable tax withholding and without interest, which shall represent the right to receive potential payments, in cash, subject to any applicable tax withholding and without interest, set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (the Cash Amount plus the CVR Amount, collectively being the “Offer Price”).
At the direction of management of the Company, Redwood ascribed no value to the CVR Amount.
Dissolution Analysis
Elevation advised Redwood that it did not have a standalone business plan and its plan, in the absence of a sale or merger of the Company, was to pursue a dissolution of Elevation. Elevation management furnished to Redwood the Dissolution Analysis prepared by management as described in this Item 4 under the heading “Elevation Management Dissolution Analysis” and directed Redwood to rely upon the Dissolution Analysis for purposes of its analysis and opinion. As such, Redwood determined, in the exercise of its professional judgment, that a discounted cash flow approach using a finite period and projections from the Dissolution Analysis was an appropriate methodology from which to estimate the value of Elevation Common Stock. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or security by calculating the “present value” of estimated future cash flows of the asset or security. “Present value” is a reference to the current value of future cash flows as future cash flows are discounted for time, risk, opportunity cost, and other factors, as appropriate.
In the Dissolution Analysis, management estimated two distributions of cash to stockholders of the Company, subject to a cash holdback for operating expenses, contingent liabilities, and other cash expenses as described in this Item 4 under the heading “Elevation Management Dissolution Analysis”. The first of these two cash distributions was estimated in the amount of approximately $15.8 million, or $0.27 per share, on July 23, 2025. The present value of the second and final payment to stockholders on July 23, 2028 was estimated to be approximately $4.7 million, or $0.08 per share, using the Moody’s Baa rate of 6.17%, resulting in an aggregate present value per share of approximately $0.34. The Moody’s Baa rate represents the lowest tier of investment grade bonds and was selected by Redwood based upon its understanding of the relevant data, professional judgement and expertise. With consideration to the inherent uncertainty in forecasting future cash flows, Redwood applied a sensitivity analysis to projected operating expenses and the discount rate, resulting in an implied range of values from this analysis of $0.30 to $0.39 per share.
Redwood compared the Cash Amount of the Offer Price per share of $0.36 estimated to be received on July 23, 2025 (the assumed date of the proposed Transaction) to the implied price per share range of $0.30 to $0.39 from the Dissolution Analysis as of the same date (the assumed date of approval by stockholders of Elevation to pursue a dissolution of the Company).
Other Factors
Redwood described for the Elevation Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:
•
Historical Stock Trading Price Analysis. Redwood reviewed the closing trading prices of publicly traded shares of Elevation during the 30 trading days ended June 6, 2025, which reflected a high of $0.38 and low of $0.28 per share, respectively, during the period; and

•
Adjusted Net Asset Value Analysis. Using an estimated balance sheet estimated as of July 23, 2025, provided by management, to estimate the market value of Elevation’s assets and liabilities corresponding to the proposed date of the Transaction, Redwood calculated the adjusted net asset value of the Company as of such date. Subsequently, Redwood reviewed term sheets extended to Elevation expressing an interest in acquisition of the Company, as well as available public information regarding companies experiencing an orderly dissolution, in order to estimate a reasonable range of discounts to the adjusted net asset value at which the Company may transact in an acquisition. Based on the analysis above and other considerations that Redwood deemed relevant in its professional judgment, Redwood applied a representative discount range of 15% to 25%. By then accounting for estimated payments required for holders of certain warrants in Elevation, as estimated by management, the analysis resulted in an implied price range of $0.32 to $0.37 per share.
General
Redwood operates as a valuation advisory firm, delivering financial analyses to meet the needs of investors, board members, executive and finance teams. Redwood has in the past provided certain financial advisory services to Elevation unrelated to the Transaction, for which Redwood received customary compensation. Other than services in connection with the Transaction, in the past two years, Redwood has not provided financial advisory or other services to, or received compensation from, TCP, Tang Capital, the Company, Parent or Merger Sub. Redwood may provide financial advisory services to, or with respect to, TCP, Tang Capital, Elevation, Parent or Merger Sub in the future, and would expect to receive fees for providing such services.
Preparing an opinion in the capacity of a financial advisor is a complex process that involves significant data, analysis, experience, and professional judgement to select the most appropriate and relevant financial methods and applying them to the specific circumstances of the situation. As such, a financial opinion cannot be easily or accurately summarized. In forming its opinion, Redwood did not base its conclusions solely on any single factor or analysis. Instead, it relied on its experience and professional judgment, assessing the overall results of all the analyses collectively to determine fairness.
The Elevation Board engaged Redwood to act as financial advisor based on Redwood’s qualifications, experience, and reputation, as well as familiarity with Elevation and extensive experience working in the biotechnology sector. Redwood regularly engages with clients to provide independent assessments of value in connection with mergers and acquisitions, divestitures, change of control and other purposes.
The Offer Price for the Transaction was determined through arm’s-length negotiations and was approved by the Elevation Board. Redwood’s financial analyses and opinion represented just one of several factors the Elevation Board considered in evaluating the Transaction. The analyses outlined above should not be interpreted as definitive of the Elevation Board’s or Elevation management’s views regarding the Offer Price, nor should they be seen as an indication as to whether the Elevation Board would have been willing to determine that a different consideration was fair.
Elevation has agreed to pay Redwood a fee of $0.1 million for the delivery of the Fairness Opinion, the majority of which is contingent on the completion of the Transaction. In addition, Elevation has agreed to indemnify Redwood and its related parties against certain liabilities and expenses resulting from any claims related to or arising out of the Transaction or Redwood’s engagement to provide the Fairness Opinion.
Intent to Tender
To the knowledge of Elevation, after making reasonable inquiry to the extent permitted by applicable securities laws, rules or regulations, all of Elevation’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Merger Agreement, the Support Agreement Parties entered into Support Agreements with Parent and Purchaser and have pledged to irrevocably tender all of their Shares, which comprise, in the aggregate, approximately 5.1% of the outstanding Shares as of June 8, 2025. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events. For more information on the Support Agreements, please see the summary contained in Item 3 under the heading “Form of Tender and Support Agreement,” which is incorporated herein by reference.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Neither Elevation nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Elevation’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Elevation, for which services no additional compensation will be paid.
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than (i) the scheduled vesting of Elevation RSUs and issuances by Elevation with respect thereto, (ii) the scheduled vesting of Elevation Options, and (iii) the grant of Elevation Options and Elevation RSUs in the ordinary course (including pursuant to the Elevation Director Compensation Program), no transactions with respect to Shares have been effected by Elevation or, to the knowledge of Elevation after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Elevation is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:
•	a tender offer for, or other acquisition of, Elevation’s securities by Elevation, its subsidiaries or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Elevation or any of its subsidiaries;
•	any purchase, sale or transfer of a material amount of assets of Elevation or any of its subsidiaries; or
•	any material change in the present dividend rate or policy or indebtedness or capitalization of Elevation.
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Elevation Board or the Transaction Committee thereof, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION
The information set forth in Item 3 under the heading “Arrangements Between Elevation and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Vote Required to Approve the Merger
The Elevation Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. The Elevation Board approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Elevation, Parent and Purchaser intend to effect the Merger Closing without a vote of the stockholders of Elevation in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
Delaware
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three (3) years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock (but not the outstanding voting stock owned by the interested stockholder), shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Elevation Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.
Appraisal Rights
No appraisal rights are available in connection with the Offer, and the holders of Shares who tendered such Shares in connection with the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if the Offer is successful and the Merger is consummated, the Company stockholders and beneficial owners immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the expiration of the Offer); (ii) make the demand described below; (iii) have not otherwise waived appraisal rights; and (iv) otherwise comply with the statutory requirements of Section 262 (and who do not thereafter lose their appraisal rights by withdrawal, failure to perfect or otherwise), will be entitled to seek appraisal of their Shares in connection with the Merger under Section 262 and to receive payment in cash for the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such Shares as determined by the Delaware Court of Chancery may be greater than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In addition, as described below, a beneficial owner who complies with the requirements of Section 262 may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners of the Shares exercise their appraisal rights under Section 262.
Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the link in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. Unless otherwise expressly noted herein, all references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of Shares, (ii) “beneficial owner” are to a person who is the beneficial owner of shares of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.
Under Section 262, where a merger is approved pursuant to Section 251(h) of the DGCL, the corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of such merger, must notify each of its stockholders who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available, and must include in the notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the Company’s notice to the Company’s stockholders that appraisal rights are available in connection with the Merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, any person wishing to exercise such appraisal rights should seek the advice of legal counsel.
A person who loses his, her or its appraisal rights will be entitled to receive the Offer Price. Persons who validly tender and do not validly withdraw Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but, instead, upon the terms and subject to the conditions of the Offer, will receive the Offer Price.
The statutory rights of appraisal granted by Section 262 require strict compliance with the procedures set forth in Section 262. Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must satisfy all of the following conditions:
•
within the later of (i) the consummation of the Offer, which occurs when Purchaser has irrevocably accepted for payment Shares tendered into the Offer following the expiration of the Offer, and (ii) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is July 19, 2024), deliver to the Company (as the Surviving Corporation) at the address indicated below a written demand for appraisal of such person’s Shares, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner intends thereby to demand appraisal of such stockholder’s or beneficial owner’s Shares;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or otherwise waive such person’s appraisal rights);
•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 for perfecting appraisal rights thereafter.
Beneficial owners demanding appraisal must also fulfill the additional requirements of subsection n(d)(3) of Section 262.

Notwithstanding a stockholder’s or beneficial owner’s compliance with the foregoing requirements, the Delaware Court of Chancery will dismiss the appraisal proceedings as to all holders who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the Merger Consideration for such total number of Shares entitled to appraisal rights exceeds $1 million (conditions (a) and (b) in this sentence are referred to as the “ownership threshold”).
If the Merger is consummated pursuant to Section 251(h) of the DGCL, on or within 10 days after the Effective Time (as required by Section 262(d)(2) of the DGCL), the Surviving Corporation will deliver an additional notice of the Effective Time to all holders of Shares; provided, that if such second notice is sent later than the later of the consummation of the Offer and 20 days following the sending of this notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares and any beneficial owner who has demanded appraisal under paragraph (d)(3) of Section 262. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified above will be deemed to be a waiver or a termination of appraisal rights.
Any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights or the Surviving Corporation may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all such persons within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.
In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.
Written Demand by Stockholders or Beneficial Owners
All written demands for appraisal pursuant to Section 262 should be mailed or delivered to the following address:
Elevation Oncology, Inc.
101 Federal Street, Suite 1900
Boston, MA 02110
Attn: Chief Financial Officer
The written demand for appraisal by a stockholder of record must be executed by or for the stockholder and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of their Shares in connection with the Merger.
In addition, in the case of a written demand for appraisal made by a beneficial owner, a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of Section 262, summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such Shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Company under Section 262 and to be set forth on the Verified List (defined below). Although not expressly required by Section 262, the Company reserves the right to take the position that it may require the submission of all information required of a beneficial owner under subsection (d)(3) of Section 262 with respect to any person sharing beneficial ownership of the Shares for which such demand is submitted. If a stockholder of record is submitting a demand with respect to Shares owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee or intermediary for one or more beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any person who has demanded appraisal of such person’s Shares and who otherwise has complied with Section 262 and is entitled to seek appraisal under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a Company stockholder or beneficial owner, demanding a determination of the fair value of the Shares held by all such persons entitled to appraisal. If no such petition is filed within the 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the Shares. Accordingly, any Company stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their Shares within the time and in the manner prescribed in Section 262. The failure of a record holder or beneficial owner of the Company common stock to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.
Within 120 days after the Effective Time, any person who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any “excluded stock,” as defined in Section 251(h)(6)d of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which the Company has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares will not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must send this statement to the requesting person within 10 days after receipt by the Surviving Corporation of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
If a petition for an appraisal is duly filed by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The forms of the notices by mail and by publication will be approved by the Delaware Court of Chancery, and the costs thereof will be borne by the Surviving Corporation.
After such notice to the persons shown on the Verified List as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require persons who have demanded an appraisal for their Shares and who hold Shares represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. In addition, assuming the Shares remained listed on a national securities exchange immediately prior to the Effective Time of the Merger, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.
Determination of “Fair Value”
After the Delaware Court of Chancery determines which persons are entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied as to the persons seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time. The Company, Lilly and Purchaser have made no determination as to whether a payment may be made if the Merger is consummated, and each of the Company and Lilly reserves the right to make such a payment, if at all, at such time as it determines to be advisable.
In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”
Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Offer Price (which is equivalent to the Merger Consideration) if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Offer Price is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither the Company nor Lilly anticipates offering more than the Merger Consideration to any person exercising appraisal rights, and each of the Company and Lilly reserves the right to assert in any appraisal proceeding that, for purposes of Section 262, the “fair value” of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such person’s certificates of stock to the office of the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.
The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order, in the case of stockholder or beneficial owners of uncertificated stock, forthwith, and in the case of stockholders or beneficial owners of Shares represented by certificates, if any, upon the surrender to the Surviving Corporation of the certificate(s) representing such Shares. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such order, each party bears its own expenses.
From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares, to vote such Shares or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time. If a person who has made a demand for an appraisal in accordance with Section 262 delivers to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares either within 60 days after the Effective Time or thereafter with the written approval of the Company, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a stockholder’s or beneficial owner’s statutory appraisal rights. If any person who demands appraisal of his, her or its Shares under Section 262 fails to perfect, or effectively loses or withdraws such person’s right to appraisal, the person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.
This discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to Section 262.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of Elevation, please see Elevation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the SEC on May 15, 2025.
Legal Proceedings
There is no pending litigation that Elevation is aware of challenging the Offer, the Merger or the other Transactions.
Regulatory Approvals
Parent and Elevation are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Elevation have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Important Additional Information and Where to Find It
In connection with the proposed acquisition of the Company, Parent and Purchaser commenced the Offer on June 23, 2025 pursuant to the terms of the Merger Agreement. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities, nor is it a substitute for the tender offer materials that Parent and Purchaser filed with the SEC on commencement of the Offer. Parent and Purchaser have filed a tender offer statement on the Schedule TO, including the Offer to Purchase, the Letter of Transmittal and related documents, with the SEC, and the Company has filed this Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Offer to purchase the outstanding Shares is only made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, Alliance Advisors, LLC (call toll-free at (844) 202-5733) or email elev@allianceadvisors.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” section of the Company’s website at https://investors.elevationoncology.com/. The information contained in, or that can be accessed through, the Company’s website is not a part of, or incorporated by reference herein. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by the Company with the SEC for free on the SEC’s website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 contains forward-looking statements, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Transactions, the ability to complete the transactions contemplated by the Merger Agreement, including the ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement, the timing of the Transactions, the potential effects of the proposed Transactions on the Company, and the potential payment of proceeds to the Elevation stockholders, if any, pursuant to the CVR Agreement. These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; the possibility that competing offers will be made; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of the Shares; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVR Agreement may not result in any value to the Elevation stockholders; and other risks and uncertainties discussed in the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 6, 2025, as well as in the Company’s subsequent filings with the SEC. As a result of such risks and uncertainties, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. The Company cautions investors not to unduly rely on any forward-looking statements.
The forward-looking statements contained in this communication are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 23, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Opinion of Redwood Valuation Partners LLC, dated June 8, 2025 (included as Annex I to this Schedule 14D-9).
(a)(5)(A)	Press Release issued by Elevation on June 9, 2025 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K (File No. 001-40523 filed on June 9, 2025).
(e)(1)
Agreement and Plan of Merger, dated June 8, 2025, by and among Elevation, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40523) filed on June 9, 2025).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40523) filed on June 9, 2025).
(e)(3)*	Form of Tender and Support Agreement.
(e)(4)	Mutual Confidentiality Agreement, dated April 29, 2025, by and between Elevation and Tang Capital (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(5)	Limited Guaranty, dated as of June 8, 2025 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(6)
Elevation Oncology, Inc. 2019 Equity Incentive Plan, as amended, and Forms of Award Agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-256787), filed with the SEC on June 4, 2021).

(e)(7)
Elevation Oncology, Inc. 2021 Equity Incentive Plan, and Forms of Award Agreements thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-256787), filed with the SEC on June 21, 2021).

(e)(8)
Elevation Oncology, Inc. 2021 Employee Stock Purchase Plan and Forms of Award Agreements thereunder (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-256787), filed with the SEC on June 21, 2021).

(e)(9)
Elevation Oncology, Inc. Form of Change in Control and Severance Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40523), filed with the SEC on August 6, 2024).

(e)(10)	Ferra Separation Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-40523) filed on June 9, 2025).
(e)(11)
Employment Agreement dated July 12, 2023, by and between the Company and Tammy Furlong (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40523), filed with the SEC on November 2, 2023).

(e)(12)
Form of Indemnity Agreement, by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-256787), as amended, filed with the SEC on June 21, 2021).

(e)(13)
Amended and Restated Investors’ Rights Agreement, by and among the Company and certain of its stockholders, dated November 10, 2020, (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-256787), filed with the SEC on June 4, 2021).

(e)(14)
Warrant to Purchase Common Stock, issued July 27, 2022, to K2 HealthVentures Equity Trust LLC (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40523), filed with the SEC on November 3, 2022.

(e)(15)
Warrant to Purchase Common Stock, issued March 1, 2024, to K2 HealthVentures Equity Trust LLC (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40523), filed with the SEC on May 2, 2024.

Exhibit No.	Description
(e)(16)	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-40523), filed with the SEC on June 9, 2023.
(g)	Not applicable.

*	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 23, 2025

Elevation Oncology, Inc.

By:	/s/ Tammy Furlong
Tammy Furlong
Chief Financial Officer

Annex I

June 8, 2025
Board of Directors
Elevation Oncology, Inc.
101 Federal Street, Suite 1900
Boston, MA 02110
Members of the Board of Directors,
You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Elevation Oncology, Inc., a Delaware corporation (the “Company”), of the acquisition consideration (“Offer Price” as defined below) proposed to be paid pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Concentra Biosciences, LLC, a Delaware limited liability company (“Merger Parent”), Concentra Merger Sub VI, Inc., a Delaware corporation and a wholly owned subsidiary of Merger Parent (“Merger Sub”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of the Company for a price per share of (A) $0.36 per share in cash (the “Cash Amount”), payable subject to any applicable tax withholding and without interest, plus (B) one contingent value right (a “CVR”) (such amount, or any different amount per share paid pursuant to the Offer to the extent permitted under the Merger Agreement, being the “CVR Amount”), issuable subject to any applicable tax withholding and without interest, which shall represent the right to receive potential payments, in cash, subject to any applicable tax withholding and without interest, set forth in, and subject to and in accordance with the terms and conditions of, the Form of Contingent Value Rights Agreement (“CVR Agreement”) (the Cash Amount plus the CVR Amount, collectively being the “Offer Price”); and (ii) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and pursuant to the Merger, each share of the Company common stock (other than the Excluded Shares, as defined in the Merger Agreement) that is not validly tendered and irrevocably accepted for purchase pursuant to the Offer, except as provided in the Merger Agreement, shall be converted in the Merger into the right to receive an amount equal to the Merger Consideration, as defined in the Merger Agreement, net to the seller in cash and without interest; and (iii) Merger Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of the Merger Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h)(6) of the DGCL) of the Offer. At the direction of management of the Company, we have ascribed no value to the CVR Amount.
In connection with preparing our opinion, we have (i) reviewed a draft dated June 8, 2025 of the Merger Agreement; (ii) reviewed a draft dated June 8, 2025 of the CVR Agreement; (iii) reviewed certain publicly available business and financial information concerning the Merger Parent, Merger Sub and the Company and the industries in which they operate; (iv) reviewed the current and historical market prices of the Company common stock and certain publicly traded securities of such other companies; (v) at the Company’s direction, reviewed and relied upon for our opinion and analysis (A) a dissolution analysis of the Company, as provided to us by the management of the Company and approved by management for our use (the “Dissolution Analysis); (B) the estimated balance sheet corresponding with the proposed closing date of the Transaction; and (C) that the aggregate amount to be paid to warrant holders in connection with the Transaction, as described in the Merger Agreement, is appropriate and in accordance with governing agreements (vi) reviewed summaries prepared internally by the Company of its attempts to solicit interest from third parties with respect to a possible acquisition or business combination of the Company; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
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In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Merger Parent, Merger Sub and the Company, the financial condition and future prospects and operations of the Merger Parent, Merger Sub and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Parent, Merger Sub or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on the Dissolution Analysis, we have assumed with your consent that it has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the distributions that would be made to stockholders in absence of the Transaction. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Parent, and Merger Sub in the Merger Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Parent, Merger Sub or the Company or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the stockholders of the Company of the Offer Price in the proposed Transaction and we express no opinion as to the fairness of the Offer Price to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Offer Price in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Parent, Merger Sub, or the Company common equity may trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial relationships with the Company, the Merger Parent, or the Merger Sub. In addition, we and our affiliates do not hold any investment stake in the Company, the Merger Parent or the Merger Sub.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Transaction Committee and Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Offer Price in the proposed Transaction is fair, from a financial point of view, to the stockholders of the Company.
This opinion has been approved by the fairness opinion committee of Redwood Valuation Partners, LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever
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except with our prior written approval, except as required by legal and regulatory authorities. This opinion may be reproduced in full, and referenced, in any proxy or information statement or Schedule 14D-9 distributed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
/s/ Redwood Valuation Partners, LLC
Redwood Valuation Partners, LLC
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